February 14, 2020

Chang Qi
President
Environmental Control Corp.
Apt 1-1-2 Bawangsi Street
Dadong District Shenyang 110000

       Re: Environmental Control Corp.
           Registration Statement on Form 10-12G
           Filed December 12, 2019
           File No. 000-56129

Dear Ms. Qi:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:    William P. Ruffa, Jr.